Filed Pursuant to Rule 424(b)(3)
File No.: 333-148854

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 2 DATED JULY 2, 2009
TO THE PROSPECTUS DATED APRIL 30, 2009

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated April 30, 2009 (the “Prospectus”) and Supplement No. 1, dated May 19, 2009. The Prospectus superseded and replaced the original prospectus for this offering, dated July 1, 2008, and all prior supplements to such prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our current public offering and

B.	To provide information regarding distributions recently declared.

A. Status of Our Current Public Offering

As of June 29, 2009, we had received gross proceeds of approximately $320.1 million from the sale of approximately 31.3 million of our common shares in our current public offering, including approximately $51.5 million relating to approximately 5.2 million shares issued under our dividend reinvestment plan. As of June 29, 2009, approximately $2,731.4 million in shares remained available for sale pursuant to the offering, exclusive of approximately $448.5 million in shares available under our dividend reinvestment plan.

B. Distributions Declared

With the authorization of our board of directors, we have declared distributions for the months of June and July 2009. The June distributions were calculated based on shareholders of record each day during June in an amount equal to $0.00175233 per share, per day. The distributions for the month of June were aggregated with our distributions from April and May and paid on July 1, 2009 in cash or reinvested in stock for those participating in our dividend reinvestment plan. The July distributions will be calculated based on shareholders of record each day during July in an amount equal to $0.00165699 per share, per day, which represents a decrease of $0.00009534 per share, per day compared to the prior month. The distributions for the month of July will be paid in October 2009 in cash or reinvested in stock for those participating in our dividend reinvestment plan.